SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE TO-C

                                  (Rule 13e-4)
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                      ELECTRONIC DATA SYSTEMS CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
          Options to Purchase Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)


                                   285661104
                     (CUSIP Number of Class of Securities)


                               5400 Legacy Drive
                            Plano, Texas 75024-3105
                                 (972) 604-6000
           (Name, Address, and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                             D. Gilbert Friedlander
              Senior Vice President, General Counsel and Secretary
                      Electronic Data Systems Corporation
                               5400 Legacy Drive
                            Plano, Texas 75024-3105
                                 (972) 604-6000


================================================================================

  Transaction valuation*                               Amount of Filing Fee*
--------------------------------------------------------------------------------

     Not Applicable                                       Not Applicable
================================================================================

* No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: Not Applicable        Filing Party: Not Applicable
     Form or Registration No.: Not Applicable      Date Filed: Not Applicable


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 12. EXHIBITS.

           (a)(i) Article entitled "Shareholders to Vote on Proposed Stock Option Exchange Program" in the Electronic Data Systems Corporation's March 2003 "For Your Benefit" employee newsletter, posted on the Electronic Data Systems Corporation intranet website and mailed to employees who do not have Electronic Data Systems Corporation's e-mail addresses.

           (a)(ii) E-mail, sent to Electronic Data Systems Corporation employees who have Electronic Data Systems Corporation e-mail addresses, with a link to the article in Exhibit a(ii) hereto.

                                  EXHIBIT INDEX

Exhibit
Number         Description
------         -----------

(a)(i) Article entitled "Shareholders to Vote on Proposed Stock Option Exchange Program" in the Electronic Data Systems Corporation's March 2003 "For Your Benefit" employee newsletter, posted on the Electronic Data Systems Corporation intranet website and mailed to employees who do not have Electronic Data Systems Corporation's e-mail addresses.

(a)(ii) E-mail, sent to Electronic Data Systems Corporation employees who have Electronic Data Systems Corporation e-mail addresses, with a link to the article in Exhibit a(ii) hereto.
















                                       3